Exhibit 99.1

For media enquiries please contact James Rickards on
Tel: 61 2 8274 5304 Mob: 0419 731 371. For investor/analyst enquiries please contact Steve Ashe on
25 November 2004	Tel: 61 2 8274 5246 or Mob: 0408 164 011

James Hardie responds to MRCF

James Hardie Industries said the Medical Research and Compensation Foundation (MRCF) was misguided in asserting there were strings attached to money which had been paid by ABN 60 to support claims from asbestos victims.

James Hardie last week offered an indemnity to ABN 60 Directors to facilitate ABN 60 paying a further $88.5 million to the MRCF to pay claims to legitimate asbestos claimants.

ABN 60 Directors have confirmed to James Hardie that the money went across “with no conditions whatsoever”. James Hardie has also sighted a letter from ABN 60’s lawyers to MRCF’s lawyers stating that the payment of the money was “not proffered on any conditions whatsoever”, although the letter stated that ABN 60 expressly reserved its rights with respect to the Deed under which the money was paid, and that it expected that the MRCF would accept the money with a similar reservation of rights by the MRCF.

James Hardie Chairman, Meredith Hellicar, said the company had facilitated the transfer of the money by ABN 60 to the MRCF in good faith, in order to help asbestos claimants.

“We have been informed by ABN 60 Directors that $31.5 million was transferred last night and a further $57 million will be transferred from ABN 60 to the MRCF next week,” Ms Hellicar said.

“On current claim levels, this - along with funds already available to the MRCF - is enough to pay claims for at least another two years. Further funds are also payable to the MRCF from other sources in that period. The MRCF is well aware of these facts.

“We have sought to assist ABN 60 to provide the relevant interim funding to the MRCF while we work with the ACTU to agree a long-term funding agreement to pay legitimate claims.

“We believe nothing has changed in relation to the MRCF’s legal position as a result of ABN 60’s payment. The MRCF has accepted payments over four years of amounts totalling approximately $21.2 million. All legitimate claimants have been paid and, at current claim levels, there are sufficient funds to enable that to continue for another two years.

“We don’t believe the decision by the MRCF to seek the appointment of a provisional liquidator is in the best interests of asbestos victims.

“James Hardie is continuing to work with the ACTU to agree to a long-term financial arrangement which we can take to our shareholders for approval.”

End

Investor and Analyst Enquiries:

Steve Ashe – Vice President, Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Media Enquiries:

James Rickards
Telephone: 61 2 8274 5304
Mobile: 0419 731 371
Email: media@jameshardie.com.au
Facsimile: 61 2 8274 5218

www.jameshardie.com

Disclaimer

This Company Statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of our operating results or financial condition;

•	statements of our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance or that of the United States, Australia or other countries in which we operate; and

•	statements about product or environmental liabilities.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include but are not limited to: all matters relating to or arising out of the prior manufacture of asbestos by ABN 60 and certain former subsidiaries; competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with and possible changes in environmental and health and safety laws; the successful transition of new senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; compliance with and changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.